__________________________________________________________________

As filed with the Securities and Exchange Commission on June 29, 2005

__________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

__________________________________________________________________

A. Full title of the plan and the address of the plan:

BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES

Bank of Oklahoma Tower

Tulsa, Oklahoma 74192

__________________________________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOK Financial Corporation

Bank of Oklahoma Tower

Tulsa, Oklahoma 74192

__________________________________________________________________

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

BOK Financial Thrift Plan for Hourly Employees

As of December 31, 2004 and 2003, and for the Year Ended December 31, 2004

BOK Financial Thrift Plan for Hourly Employees

Financial Statements

and Supplemental Schedule

As of December 31, 2004 and 2003,

and for the Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H; Line 4i—Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

BOK Financial Thrift Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Hourly Employees as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Tulsa, Oklahoma

June 22, 2005

1

BOK Financial Thrift Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments:
BOK Financial Corporation Common Stock	$ 102,964	$ 86,540
American Performance Funds:
Growth Equity Fund	19,498	15,020
Equity Fund	–	20,127
Cash Management Fund	89,500	47,566
Intermediate Bond Fund	29,203	27,808
SEI Stable Asset Fund	21,022	17,568
American Advantage International Equity Fund	17,851	11,537
American Balanced Fund	17,866	11,336
Neuberger and Berman Genesis Trust Fund	59,506	36,663
Dodge and Cox Stock Fund	99,180	30,755
Vanguard Institutional Index	49,495	40,309
American Growth Fund of America	56	–
Goldman Sachs Growth Opportunity Fund	126	–
Hochkis and Wiley Midcap Valuation Fund	570	–
T. Rowe Price New Horizons	298	–
Participant Loans	13,123	10,992

Total investments	520,258	356,221

Cash	9,024	7,744
Accrued interest receivable	620	233

Total assets	529,902	364,198

Liabilities
Due to broker	5,697	4,718

Net assets available for benefits	$ 524,205	$ 359,480

See accompanying notes.

2

BOK Financial Thrift Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Investment income:
Interest and dividends	$ 5,346
Net appreciation in fair value of investments	49,297

54,643
Contributions:
Employee	179,263
Employer	34,298
Rollover	1,687

215,248

Total additions	269,891

Deductions
Benefit payments	101,273
Transfers out of the plan	3,893

105,166

Net increase	164,725
Net assets available for benefits, at beginning of year	359,480

Net assets available for benefits, at end of year	$ 524,205

See accompanying notes.

3

BOK Financial Thrift Plan for Hourly Employees

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the BOK Financial Thrift Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and one year of service (equivalent to 1,000 hours) and who are compensated on an hourly basis, except those covered under a collective bargaining agreement and those treated as independent contractors. Effective April 1, 2003, an eligible employee may enter the Plan monthly following the date the employee is credited with one full month of service. Additionally, as of April 1, 2003, all new eligible employees are automatically enrolled in the Plan at a three percent contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 100 percent of their compensation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions which shall not exceed 5 percent of each participant’s compensation, however, the combination of pre-tax and after-tax contributions cannot be more than 100 percent of compensation (as defined by the plan). Participants may elect investment in any of 13 mutual funds, self-directed common stocks or registered investment companies, and BOKF Common Stock.

The Employer contributes a matching contribution to the Plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2004, the entire matching contribution of $34,298 was made in cash.

BOK Financial Thrift Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of Plan (continued)

For 2004, the Employer matching contribution ranges from $.40 to $1.00 for each dollar of the participant’s contribution, up to five percent of compensation, based on each participant’s years of service as follows:

Years of Service	Matching Percentage

Less than four years	40%
At least four, but less than ten years	60%
At least ten, but less than fifteen years	80%
Fifteen or more years	100%

The Employer may in its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings and charged with administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are gradually vested and 100 percent vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Participant Loans

Participants may borrow against their accounts in amounts not less than $1,000 and not to exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balance in the participant’s account. Interest rates range from 4.00 percent to 7.50 percent. Repayment is made by payroll withholdings.

BOK Financial Thrift Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

A participant who terminates employment with a vested account balance less than $5,000, excluding rollover contributions, will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000, excluding rollover contributions, the Plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant’s 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment after his or her 65th birthday or after attaining age 60 and completing 10 years of service, shall be entitled to elect monthly, quarterly, semi-annual or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2004, forfeitures of $3,054 were used to reduce Employer matching contributions.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Administrative Expenses

The Employer pays all administrative expenses of the Plan, except for loan origination fees, which are paid by the participants.

BOK Financial Thrift Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock is valued at the quoted market price. Participant loans receivable are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are held by a bank administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2004, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices for BOKF Common Stock and published market prices for registered investment companies as follows:

Net Appreciation in Fair Value of Investments

BOK Financial Corporation Common Stock	$ 27,304
Registered investment companies	21,993

$ 49,297

The fair value of individual investments that represent five percent or more of the Plan’s net assets are separately identified in the statements of net assets available for benefits.

BOK Financial Thrift Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$ 524,205	$ 359,480
Less: Benefits payable	(17,955)	(8,911)

Net assets available for benefits per the Form 5500	$ 506,250	$ 350,569

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

Year ended December 31, 2004

Benefit payments per financial statements	$101,273
Add: Benefits payable at end of year	17,955
Less: Benefits payable at beginning of year	(8,911)

Benefit payments to participants per the Form 5500	$110,317

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, but had not been paid as of that date.

BOK Financial Thrift Plan for Hourly Employees

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Parties

BOK Investment Advisors, Inc. (BOKIA), a wholly owned subsidiary of BOk, serves as investment advisor to American Performance Funds (AP Funds). AP Funds is a diversified, open-ended, investment company established in 1987 as a business trust under the Investment Act of 1940. BOk serves as custodian for AP Funds. Effective July 1, 2004, BOKIA began serving as the AP Funds administrator. BOK Financial offers the AP Funds products to customers and employees, in the ordinary course of business, through its brokerage and trading, employee benefit plan and trust services, as well as to the public. Additionally, a portion of the Plan’s assets are invested in Company stock. Since the Company is the Plan Sponsor, investments involving Company stock qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules.

Supplemental Schedule

BOK Financial Thrift Plan for Hourly Employees

EIN: 73-0780382 Plan #: 004

Schedule H; Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

		(c)
	(b) Identity of Issue,	Description of Investments Including Maturity Date, Rate	(e) Current
(a)	Borrower, Lessor or Similar Party	of Interest, or Maturity Value	Value

*	BOK Financial Corporation	BOKF Common Stock	$ 102,964

*	American Performance Funds	Growth Equity Fund	19,498
		Cash Management Fund	89,500
		Intermediate Bond Fund	29,203

	SEI Funds	Stable Asset Fund	21,022

	American Advantage	International Equity Fund	17,851

	American	Balanced Fund	17,866

	Neuberger and Berman	Genesis Trust Fund	59,506

	Dodge and Cox	Stock Fund	99,180

	Vanguard	Institutional Index	49,495

	American	Growth Fund of America	56

	Goldman Sachs	Growth Opportunity Fund	126

	Hochkis and Wiley	Midcap Valuation Fund	570

	T. Rowe Price	New Horizons	298

*	Participant Loans	Interest rates ranging from 4.00 percent to 7.50 percent	13,123

			$ 520,258

*Indicates Party-in-interest to the Plan

Column (d) is not applicable as all investments are participant directed.

10

Exhibit Number	Description of Exhibit

23.0	Consent of independent auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES
Date: June 29, 2005	By: /s/ Gregg Jaynes Gregg Jaynes Vice President, Manager of Corporate Compensation BOK Financial Corporation

11